SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: May 2007

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F       X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-    Good start for Adecco in 2007: Q1 2007 Results

Good start for Adecco in 2007

Operating income margin improved 60 bps to 3.8% in Q1 2007

Q1 HIGHLIGHTS (Q1 07 vs. Q1 06)

•	Revenues of EUR 5.0 billion, up 7% (in constant currency: 10%, 7% organically1)

•	Gross margin improvement of 40 bps to 17.8%

•	Operating income of EUR 190 million, up 28% (21% organically)

•	Operating margin improvement of 60 bps to 3.8%

•	Net income of EUR 133 million, up 33%

Chéserex, Switzerland – May 8, 2007: The Adecco Group, the worldwide leader in Human Resource services, today announced results for the first quarter 2007. Net income increased by 33% to EUR 133 million compared to EUR 100 million a year earlier. Revenues were up 7% to EUR 5.0 billion from EUR 4.7 billion in the first quarter of 2006.

Dieter Scheiff, Chief Executive Officer, Adecco Group said: “I’m very pleased that we are starting the year 2007 with a strong set of results. We continued to see healthy organic revenue growth, particularly in Europe, and further improved our operating income margins by 60 bps to 3.8% as a result of enhanced gross margins and better cost efficiency.”

“We remain confident in Adecco’s earnings’ future. The general industry outlook continues to be favourable – strong demand in Europe and Asia compensates for a weaker US market. Initial successes of our value oriented management approach, particularly in France, indicate that our strategy is the right one. Consequently, we reiterate our goals of 7 to 9% annual revenue growth, as well as an operating margin of over 5% and a return on capital employed of above 25% by 2009.”

1	Organic growth is a non US GAAP measure and excludes the impact of currency and acquisitions.

Adecco SA Q1 2007 Results	Page 1 of 10	08/05/2007

Q1 2007 FINANCIAL PERFORMANCE

Revenues

Group revenues for Q1 2007 were EUR 5.0 billion, a 7% increase compared with Q1 2006 or 10% in constant currency. On an organic basis, when excluding the impact of currency and acquisitions, Adecco grew revenues by 7%.

Gross Profit

Gross margin improved 40 bps to 17.8% versus the first quarter of 2006 mainly as a result of the DIS acquisition. On an organic basis, the positive impact of enhanced gross margins in the temporary staffing business and the growing contribution of permanent placement were offset by a lower margin contribution from outplacement, outsourcing and consulting services.

Selling, General and Administrative Expenses (SG&A)

SG&A increased 5% on a reported and organic basis in the quarter under review. SG&A as a percentage of revenues dropped 30 bps to 13.9% and by 40 bps organically versus the same quarter last year. Excluding acquisitions Adecco grew the office network by 4% (+250 offices) and FTEs by 2% (+620 FTEs) compared to the same quarter last year. At the end of the first quarter 2007, Adecco had over 35,000 FTEs and over 6,900 offices.

Operating Income

Operating income for the first quarter 2007 was EUR 190 million, an increase of 28% (21% organically) compared with Q1 2006. Operating income margin improved to 3.8% versus 3.2% for the same period last year.

Interest Expense and Other Income / (Expenses), net

Interest expenses were EUR 13 million in the period, which is EUR 1 million more than in the first quarter 2006. This is due to the Group’s increased gross debt position versus the first quarter 2006. Interest expenses are expected to be approximately EUR 56 million for the full year 2007. Other income / (expenses), net were EUR 9 million (Q1 2006: EUR 4 million). Higher interest income on a higher cash position and lower hedging expenses are the main reasons for this EUR 5 million increase compared with the first quarter of 2006.

Provision for Income Taxes

The effective tax rate for the first quarter of 2007 was 27% compared with 29% in the same period last year. The first quarter of 2007 was positively impacted by the release of a tax reserve. For the remaining quarters of 2007, Adecco continues to expect an effective tax rate of around 29%.

Net Income and EPS

Net income was up 33% to EUR 133 million in the first quarter of 2007 (Q1 2006: EUR 100 million), which represents a net income margin improvement of 60 bps to 2.7%. Basic EPS was EUR 0.72 (EUR 0.53 for Q1 2006).

Balance Sheet, Cash-flow, and Net Debt2

The Group generated EUR 247 million of operating cash flow in the first quarter of 2007, which reduced the net debt position to EUR 314 million at the end of March 2007 compared to EUR 556 million at the year end of 2006. In the first quarter of 2007 DSO improved 1 day to 58 days compared with Q1 2006.

Currency Impact

Currency fluctuations had a negative impact of 3% on revenues and 4% on operating income in the first quarter of 2007, mainly due to the weakness of the US dollar and the Japanese yen.

2	Net debt is a non-US GAAP measure and comprises short-term and long-term debt less cash and cash equivalents and short-term investments.

Adecco SA Q1 2007 Results	Page 2 of 10	08/05/2007

GEOGRAPHICAL PERFORMANCE

In France, Adecco increased revenues by 8% to EUR 1.6 billion in the first quarter of 2007. Gross margins remained stable compared with the first quarter of 2006 as improved temporary staffing margins combined with higher permanent placement revenues compensated for declining contribution from outplacement and consulting. The continued focus on disciplined cost management led to an operating income increase of 17%, which reflects an operating income margin improvement of 30 bps to 3.3%.

In April 2007, the Central Agency for Social Security Organisations in France issued a letter outlining a modification of the calculation of certain social security charges, with retroactive effect from January 1, 2006. We are in the process of determining the impact of this change. However, we estimate a favourable impact of around 1% additional French operating income margin for 2006 and the first quarter of 2007. We expect to finalize and record the impact of this change in the second quarter of 2007.

In USA & Canada, Adecco experienced a decline in revenues in constant currency of 6% to EUR 0.8 billion in Q1 2007. Favourable workers compensation cost development and a better business mix led to a 100 bps improvement in gross margins, which combined with a decline in SG&A resulted in an operating income growth of 25% in constant currency and an operating income margin enhancement of 100 bps to 4.1%.

In the first quarter of 2007, UK & Ireland added 10% to revenues in constant currency mainly driven by good demand in the Office and Industrial businesses. Unfavourable changes in business and customer mix continued to have a negative impact on gross margin. As a result, operating income declined 9% in constant currency. Management has taken appropriate measures.

In Japan, revenues in constant currency grew 6%, adjusted for trading days 7%, in the first quarter of 2007, while operating margin remained stable at 5.9%. The general shortage of candidates combined with the continued solid economic environment makes Japan a healthy market for Adecco.

In the first quarter of 2007, revenue growth in Germany was 131% (29% organically compared to 20% in Q4 2006). The first quarter had 1% more trading days compared to Q1 2006. The healthy economic environment combined with higher acceptance levels of temporary staffing are the main drivers behind this growth, particularly for the Industrial business.

Nordics added 41% in constant currency (33% organically) to revenues. Italy, Iberia and Benelux grew revenues by 9%, 9% and 6% respectively in Q1 2007. In the Emerging Markets revenues increased by 16% in constant currency (15% organically), while operating income margins almost doubled to 2.9%.

Adecco SA Q1 2007 Results	Page 3 of 10	08/05/2007

BUSINESS LINE PERFORMANCE

Q1 2007 Revenues in percent	Q1 2007 Gross Profit in percent

Adecco’s Office and Industrial businesses grew revenues in constant currency by 10% to EUR 3.8 billion in Q1 2007 (8% organically) and raised gross margins by 50 bps to 16.1%. In the Industrial business, which added 11% of revenues in constant currency (9% organically), there has been particularly good demand in France, Italy and Germany. Revenues in constant currency declined in USA & Canada as demand softened. In the Office business, the increase in revenues was 7% in constant currency (5% organically) as business remained strong in UK & Ireland and Japan but declined in USA & Canada.

In the first quarter of 2007, revenues in the Professional Business1 grew 11% in constant currency and 3% on an organic basis. Excluding USA & Canada, which accounts for more than a third of this business and experienced a revenue decline in constant currency of 3%, the Professional Business grew 8% organically. Gross margin in the Professional Business was enhanced by 30 bps to 25.8%.

In Information Technology (IT) Adecco increased revenues by 5% in constant currency (1% organically). In UK & Ireland the focus on value based management led to a growth deceleration, while in USA & Canada revenues declined, both in constant currency.

In the quarter Adecco’s Engineering & Technical (E&T) business grew revenues by 24% in constant currency (3% organically). In USA & Canada, revenues remained stable in constant currency, while UK & Ireland added revenues in single digit growth rates in constant currency. In Germany, demand continued to be strong.

In Finance & Legal (F&L), Adecco achieved revenue growth of 14% in constant currency (8% organically) in the first quarter of 2007 driven by strong revenue additions in UK & Ireland, Nordics and France. USA & Canada’s revenues slightly declined in constant currency.

In the first quarter of 2007, revenues in Human Capital Solutions (HCS) declined by 1% in constant currency (-3% organically). Sales, Marketing & Events (SM&E) and Medical & Science (M&S) added 2% and 15% of revenues in constant currency respectively.

1	Professional business refers to Adecco’s Information Technology, Engineering & Technical, Finance & Legal, Medical & Science, Sales, Marketing & Events and Human Capital Solutions businesses.

Adecco SA Q1 2007 Results	Page 4 of 10	08/05/2007

MANAGEMENT OUTLOOK

Current trading conditions combined with the key indicators for the global staffing services market continue to point to a favourable growth for the industry. The Group therefore remains committed to its objective of revenue growth of at least 7-9% per annum on average for the coming years, providing no material changes to the macroeconomic environment. At the same time management continues to be confident that the focus on value based management and professional and specialized business fields will allow Adecco to continuously improve 2009 operating income margin to over 5% and return on capital employed (ROCE) to above 25%.

Financial Agenda 2007

Q2 2007 results	August 10, 2007
Q3 2007 results	November 2, 2007

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. as of the date of this release, and we assume no duty to update any such forward-looking statements. The forward-looking statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Factors that could affect the Company’s forward-looking statements include, among other things: global GDP trends and the demand for temporary work; changes in regulation of temporary work; intense competition in the markets in which the Company competes; changes in the Company’s ability to attract and retain qualified temporary personnel; the resolution of the French anti-trust investigation and the resolution of the US class action; and any adverse developments in existing commercial relationships, disputes or legal and tax proceedings.

Please refer to the Company’s most recent Annual Report on Form 20-F and other reports filed with or submitted to the US Securities and Exchange Commission from time to time, for further discussion of the factors and risks associated with our business.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects over 700,000 associates with business clients each day through its network of over 35,000 employees and 6,900 offices in over 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to clients and associates.

Adecco S.A. is registered in Switzerland (ISIN: CH001213860) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X: ADEN), the New York Stock Exchange (NYSE: ADO) and the Eurolist of Euronext Paris (EURONEXT: ADE). As previously announced, the company intends to delist its ADSs from the NYSE as of June 4, 2007 and deregister its ADSs and ordinary shares in the United States.

Contacts:

Adecco Corporate Investor Relations

Investor.relations@adecco.com or +41 (0) 44 878 8925

Adecco Corporate Press Office

Press.office@adecco.com or +41 (0) 44 878 8832

There will be an audiocast of the media conference at 8am CET as well as a webcast of the analyst presentation at 9 am CET, details of which can be found at our Investor Relations section at http://webcast.adecco.com.

Adecco SA Q1 2007 Results	Page 5 of 10	08/05/2007

Consolidated statements of operations

EUR millions,	Q1 2007	Q1 2006	Variance %
except share and per share amounts			EUR	Constant Currency
Revenues	4,991	4,679	7%	10%
Direct costs of services	(4,101)	(3,867)
Gross profit	890	812	10%	13%
Gross margin	17.8%	17.4%
Selling, general and administrative expenses	(696)	(662)	5%	9%
As a percentage of revenues	13.9%	14.2%
Amortisation of intangible assets	(4)	(1)
Operating income	190	149	28%	32%
Operating income margin	3.8%	3.2%
Interest expense	(13)	(12)
Other income/(expenses), net	9	4
Income before income taxes and minority interests	186	141	32%
Provision for income taxes	(51)	(41)
Income applicable to minority interests	(2)	—
Net income	133	100	33%
Net income margin	2.7%	2.1%
Basic earnings per share data:
Basic earnings per share	0.72	0.53
Basic weighted-average shares	184,875,039	186,537,922
Diluted earnings per share data:
Diluted earnings per share	0.69	0.52
Diluted weighted-average shares	195,144,311	196,675,125

Revenues and operating income by geographies

EUR millions	Q1 2007	Q1 2006	Variance %
			EUR	Constant Currency
Revenues
France	1,599	1,481	8%	8%
USA & Canada1	819	960	-15%	-6%
UK & Ireland1	487	434	12%	10%
Japan	341	362	-6%	6%
Italy	293	268	9%	9%
Iberia	269	247	9%	9%
Benelux	235	221	6%	6%
Nordics2	225	160	41%	41%
Germany2	244	106	131%	131%
Australia & New Zealand2	109	103	6%	10%
Switzerland	96	83	16%	20%
Emerging Markets2	274	254	8%	16%
Adecco Group2	4,991	4,679	7%	10%
Operating Income3
France	52	45	17%	17%
USA & Canada1	34	30	13%	25%
UK & Ireland1	15	15	-7%	-9%
Japan	20	21	-6%	6%
Italy	19	17	11%	11%
Iberia	16	14	19%	19%
Benelux	10	9	18%	18%
Nordics	10	10	-1%	-1%
Germany	28	9	204%	204%
Australia & New Zealand	2	—	375%	412%
Switzerland	8	6	29%	33%
Emerging Markets	8	4	115%	141%
Total Operating Units	222	180	23%	27%
Corporate Expenses	(28)	(30)
Amortisation of intangible assets	(4)	(1)

Adecco Group	190	149	28%	32%

1) A business previously reported in UK & Ireland is now included in USA & Canada, as in 2007 this business is managed by USA & Canada. The 2006 information has been restated to conform to the current year presentation.

2) Organic revenue growth in Nordics of 33%, Germany of 29%, Australia & New Zealand of 4%, Emerging Markets of 15% and Adecco Group of 7%.

3) Contribution (Operating income before amortisation) on the operating unit level.

Revenues breakdown and revenue growth by business line

EUR millions	Q1 2007	Q1 2006	Variance %
			EUR	Constant Currency
Revenues1,2
Office	1,165	1,143	2%	7%
Industrial	2,612	2,391	9%	11%
Total Office and Industrial	3,777	3,534	7%	10%
Information Technology	357	354	1%	5%
Engineering & Technical	236	201	18%	24%
Finance & Legal	149	138	8%	14%
Medical & Science	52	46	14%	15%
Sales, Marketing & Events	88	88	0%	2%
Human Capital Solutions	61	64	-5%	-1%
Total Professional Business Lines	943	891	6%	11%
Emerging Markets3	271	254	6%	15%
Adecco Group	4,991	4,679	7%	10%

1) Breakdown of revenues is based on dedicated branches.

The 2007 information includes certain changes in the allocation of branches to business lines, most notably from Office to Finance & Legal and from Sales, Marketing & Events to Industrial. The 2006 information has been restated to conform to the current year presentation.

2) Revenues increased organically in Office by 5%, Industrial by 9%, Office and Industrial by 8%, Information Technology by 1%, Engineering & Technology by 3%, Finance & Legal by 8%, Human Capital Solutions by -3%, Total Professional Business Lines by 3%, Others by 14% and Adecco Group by 7%.

3) Emerging Markets excluding professional businesses lines.

Consolidated balance sheets

EUR millions	Mar 31,	Dec 31,
	2007	2006
Assets
Current assets:
– Cash and cash equivalents	1,132	875
– Short-term investments	13	13
– Trade accounts receivable, net	3,697	3,846
– Other current assets	321	311
Total current assets	5,163	5,045
Property, equipment, and leasehold improvements, net	223	229
Other assets1	305	357
Intangible assets, net	165	169
Goodwill	1,875	1,882
Total assets	7,731	7,682
Liabilities and shareholders’ equity
Liabilities
Current liabilities:
– Accounts payable and accrued expenses1	3,265	3,544
– Short-term debt and current maturities of long-term debt	58	38
Total current liabilities	3,323	3,582
Long-term debt, less current maturities	1,401	1,406
Other liabilities1	364	187
Total liabilities	5,088	5,175
Minority interests	43	41
Shareholders’ equity
Common shares	118	117
Additional paid-in capital	2,108	2,100
Treasury stock, at cost	(182)	(182)
Retained earnings	597	466
Accumulated other comprehensive income/(loss), net	(41)	(35)
Total shareholders’ equity	2,600	2,466
Total liabilities and shareholders’ equity	7,731	7,682

1) As a result of the adoption of FIN 48 on January 1, 2007, an amount of EUR 164 and EUR 66 of unrecognised income tax benefits, previously reported in “accounts payable and accrued expenses”, have been reclassified to “other liabilities” and “other assets” respectively.

Consolidated statements of cash flows

EUR millions	Q1 2007	Q1 2006
Cash flows from operating activities
Net income	133	100
Adjustments to reconcile net income to cash flows from operating activities:
– Depreciation and amortisation	26	25
– Other charges	16	17
Changes in operating assets and liabilities, net of acquisitions:
– Trade accounts receivable	135	148
– Accounts payable and accrued expenses	(52)	(40)
– Other assets and liabilities	(11)	5
Cash flows from operating activities	247	255
Cash flows from/(used in) investing activities
Capital expenditures, net of proceeds	(19)	(19)
Acquisition of DIS, net of cash acquired	—	(547)
Purchase of short-term investments	—	(10)
Proceeds from sale of short-term investments	1	358
Cash settlements on derivative instruments	(1)	1
Other acquisition and investing activities, net	(1)	(4)
Cash flows from/(used in) investing activities	(20)	(221)
Cash flows from/(used in) financing activities
Net increase/(decrease) in short-term debt	20	422
Repayment of long-term debt	—	(516)
Cash settlements on derivative instruments	4	(8)
Common stock options exercised	6	26
Other financing activities	1	(1)
Cash flows from/(used in) financing activities	31	(77)
Effect of exchange rate changes on cash	(1)	(3)
Net increase/(decrease) in cash and cash equivalents	257	(46)
Cash and cash equivalents:
– Beginning of year	875	468
– End of period	1,132	422

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated:	May 8, 2007	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated:	May 8, 2007	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary